SUTHERLAND

SUTHERLAND ASBILL & BRENNAN LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980
202.383.0100 Fax 202.637.3593
www.sutherland.com

STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
E-mail: steven.boehm@sutherland.com

March 1, 2013

VIA COURIER

Ms. Lesley Florchutz
Branch Chief
Division of Investment Management
US Securities and Exchange Commission
100 F Street, NE
Mail Stop 8626
Washington, DC 20549

Re: Form 40-33 – Civil Action Documents Filed on Behalf of Fifth Street Finance Corp., et al. —File No. 814-00755

Dear Ms. Florchutz:

On behalf of Fifth Street Finance Corp., Leonard M. Tannenbaum, Bernard D. Berman, Ivelin Dimitrov, Brian S. Dunn, Richard Dutkiewicz, Byron J. Haney, Frank C. Meyer and Douglas F. Ray, enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the complaint filed in the Supreme Court of New York, County of Westchester, Index No. 52132/2013.

If you have any questions regarding this submission, please do not hesitate to call me at (202) 383-0176.

Sincerely,

Steven B. Boehm

Enclosure

20255803.1

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF WESTCHESTER

JOHN MAYER, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. LEONARD M. TANNENBAUM, BERNARD D. BERMAN, IVELIN DIMITROV, BRIAN S. DUNN, RICHARD DUTKIEWICZ, BYRON J. HANEY, FRANK C. MEYER, DOUGLAS F. RAY, and FIFTH STREET FINANCE CORP., Defendants.	Index No. ________-2013 CLASS ACTION COMPLAINT TRIAL BY JURY DEMANDED

CLASS ACTION COMPLAINT

Plaintiff John Mayer ("Plaintiff"), by his attorneys, alleges upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge, as follows:

NATURE AND SUMMARY OF THE ACTION

1. This is a stockholder class action brought by Plaintiff individually and on behalf of stockholders of Fifth Street Finance Corp. ("Fifth Street" or the "Company") to enjoin the stockholder vote scheduled to be held at a special meeting of Fifth Street stockholders on March 18, 2013 at the Company's corporate headquarters, located at 10 Bank Street, 12th Floor, White Plains, New York 10606 (the "Stockholder Vote").

2. On January 25, 2013, Fifth Street filed with the Securities and Exchange Commission ("SEC") a Definitive Proxy Statement on Form 14A (the "Proxy") in connection with the Stockholder Vote on three proposals.

3. In the Proxy the board of directors for Fifth Street (the "Board") recommends that its stockholders approve Proposal 3, a proposed amendment to Fifth Street's Certificate of Incorporation (the "Certificate") to increase the number of shares of the Company's common stock that the Company is authorized to issue pursuant to its Certificate, from 150,000,000 shares to 250,000,000 shares ("Proposal 3"). Proposal 3, however, is not fully and accurately described in the Proxy. In fact, the Proxy contains severe and material disclosure violations regarding the reasons for, consideration and effects of Proposal 3 and why it is in the best interest of Fifth Street stockholders.

4. The Individual Defendants, defined infra, have violated fiduciary duties of care, loyalty and good faith owed to the public stockholders of Fifth Street, and have acted to potentially put their personal interests ahead of the interests of Fifth Street stockholders.

5. The dissemination of a materially misleading and incomplete Proxy in connection with the Stockholder Vote on Proposal 3 and the acts of the Individual Defendants, as more particularly alleged herein, constitutes a breach of Defendants' fiduciary duties to Plaintiff and the Class, defined infra, as well as a violation of applicable legal standards governing Defendants herein. As a result, Plaintiff alleges that they, along with all other public stockholders of Fifth Street common stock, are entitled to enjoin the Stockholder Vote on Proposal 3 unless and until Defendants remedy their breaches of fiduciary duty.

JURISDICTION AND VENUE

6. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with Westchester so as to render the exercise of jurisdiction by the Westchester courts permissible under traditional notions of fair play and substantial justice.

7. Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants' primary participation in the wrongful acts detailed herein and aiding and abetting the Individual Defendants' breaches of their fiduciary duties owed to Fifth Street stockholders occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

THE PARTIES

8. John Mayer is, and at all times relevant hereto was, a stockholder of Fifth Street.

9. Defendant Fifth Street is a Delaware corporation that has its headquarters in White Plains, New York. The Company is a leading partner to private equity firms, providing financing solutions to sponsor-led middle market acquisitions. Its common stock trades on the NASDAQ under the symbol "FSC."

10. Defendant Leonard M. Tannenbaum ("Tannenbaum") is Chief Executive Officer ("CEO") and has served as Chairman of the Board since December 2007. He previously served as President of Fifth Street from October 2007 through February 2010.

11. Defendant Bernard D. Berman ("Berman") is President and has served as a director of the Company since February 2009.

12. Defendant Ivelin Dimitrov ("Dimitrov") has served as a director of the Company since January 2013.

13. Defendant Brian S. Dunn ("Dunn") has served as a director of the Company since December 2007.

14. Defendant Richard P. Dutkiewicz ("Dutkiewicz") has served as a director of the Company since February 2010.

15. Defendant Byron J. Haney ("Haney") has served as a director of the Company since December 2007.

16. Defendant Frank C. Meyer ("Meyer") has served as a director of the Company since December 2007.

17. Defendant Douglas F. Ray ("Ray") has served as a director of the Company since December 2007.

18. Defendants Tannenbaum, Berman, Dimitrov, Dunn, Dutkiewicz, Haney, Meyer, and Ray are collectively referred to herein as the "Individual Defendants" or the "Board."

SUBSTANTIVE ALLEGATIONS

A. Company Background

19. Fifth Street is a specialty finance company that lends to and invests in small and mid-sized companies, primarily in connection with investments by private equity sponsors. The Company's investment objective is to maximize the total return of its portfolio by generating current income from its debt investments and capital appreciation from its equity investments. Fifth Street has a 14-year track record in lower and middle market credit.

20. As amended, the Restated Certificate of Incorporation authorizes the issuance of up to 150,000,000 shares of common stock.

21. According to the Proxy, as of December 31, 2012 a total of 105,943,185 shares of Fifth Street common stock were outstanding and 7,790,273 shares were reserved for issuance upon conversion of the $115.0 million of convertible senior notes outstanding as of December 31, 2012.

B. The Materially Misleading and Incomplete Proxy

22. On January 25, 2013, Fifth Street filed the Proxy with the SEC, informing stockholders of the Stockholder Vote on three proposals, including Proposal 3. According to the Proxy, Proposal 3 is a proposed amendment to the Certificate to increase the number of shares of common stock issuable under the Certificate by 100,000,000 shares to a total of approximately 250,000,000 shares.

23. In particular, Proposal 3 in the Proxy states, in relevant part:

> **PROPOSAL 3 — TO APPROVE AN AMENDMENT TO OUR RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK**
>
> The Board recommends approval of the amendment to our Restated Certificate of Incorporation to increase the number of authorized shares of common stock, from 150,000,000 to 250,000,000 shares. On January 14, 2013, the Board unanimously approved this amendment, declared the amendment to be advisable and directed that the amendment be submitted to the stockholders for approval at the Annual Meeting.
>
> **Purposes and Effects of Increasing the Number of Authorized Shares**
>
> As amended, our Restated Certificate of Incorporation authorizes the issuance of up to 150,000,000 shares of common stock. As of December 31, 2012, there were 105,943,185 shares of the Company's common stock outstanding and 7,790,273 shares were reserved for issuance upon conversion of the $115.0 million of convertible senior notes outstanding as of December 31, 2012.

The Board believes that it is desirable to have additional authorized shares of common stock available for possible future issuances. The Company has no agreements, commitments or plans with respect to the sale or issuance of any of the additional shares of common stock as to which authorization is sought.

If approved, this proposal would allow the Board to issue additional shares of common stock without further stockholder approval, unless required by applicable law or stock exchange rules. Although the Company has no specific plans at this time for use of the additional shares of common stock, having additional authorized shares of common stock available for issuance in the future would give the Company greater flexibility and would allow such shares to be issued without the expense and delay of a special stockholders' meeting or waiting until the next Annual Meeting of Stockholders. If the Company were unable to access the capital markets by issuing additional shares when attractive opportunities arise, the Company's ability to grow over time and to continue to pay dividends to stockholders could be adversely affected.

The additional common stock to be authorized will have rights identical to the currently outstanding common stock of the Company. This proposal will not affect the par value of the Company's common stock, which will remain at $.01 per share. Under the Company's Restated Certificate of Incorporation, stockholders do not have preemptive rights to subscribe for additional securities which may be issued by the Company.

If the Company issues additional shares of common stock, or other securities convertible into common stock in the future, it could dilute the voting rights of existing holders of common stock and could also dilute earnings per share and net asset value per share of existing common stockholders. Such dilution to net asset value per share would occur only if we issued shares at a price below net asset value, which issuance would require the future approval of our common stockholders. In addition, if the Company issues additional shares of common stock, or other securities convertible into common stock in the future, the Company's investment adviser will receive greater fees as a result of the increased assets under management.

Certificate of Amendment

If approved, this amendment to the Company's Restated Certificate of Incorporation would become effective upon the filing of a certificate of amendment to the Company's Restated Certificate of Incorporation with the Secretary of State of Delaware, a form of which is attached as Exhibit A , which the Company would do promptly after the Annual Meeting. In such event, the Company's Restated Certificate of Incorporation would be amended to reflect the increase in the number of authorized shares of common stock.

Vote Required

The affirmative vote of a majority of our shares of common stock outstanding is required to approve the proposed amendment to the Company's Restated Certificate of Incorporation.

Our Board unanimously recommends a vote " FOR " this proposal. Proxies solicited by the Board will be voted " FOR " Proposal 3 unless otherwise instructed.

24. The Proxy, however, is deficient in its disclosure regarding Proposal 3, as follows:

a) The Proxy fails to disclose the criteria to implement Proposal 3 and why Proposal 3 would be in the best interest of shareholders, given that the Company had, as of December 31, 2012, 36,266,542 shares available for future issuance;

b) The Proxy fails to disclose how the Board determined the number of additional shares requested to be authorized;

c) The Proxy fails to disclose the potential equity value and/or cost of the issuance of the additional authorized shares;

d) The Proxy fails to disclose the dilutive impact that issuing additional shares (up to 100,000,000) may have on existing shareholders. It does not disclose the extent of dilution, the impact of dilution on a per share basis, or the amount of planned additional stock repurchases;

e) The Proxy fails to disclose the fair summary of any expert's analysis or any opinion obtained in connection with Proposal 3;

f) The Proxy fails to disclose whether the Board will create a subcommittee to evaluate the risks and benefits for issuing the additional authorized shares requested. Similarly, the Proxy does not disclose the mandate such subcommittee would have if it has been created; and

g) The Proxy fails to disclose the material impact of any costs or expenses the company will incur in connection with the issuance of additional shares.

25. Plaintiff and the Class will suffer irreparable damage unless Defendants are enjoined from continuing to breach their fiduciary duties by carrying out the Shareholder Vote on Proposal 3 without fully and accurately disclosing all information concerning Proposal 3.

CLASS ACTION ALLEGATIONS

26. Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of Fifth Street common stock who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

27. This action is properly maintainable as a class action. The Class is so numerous that joinder of all members is impracticable. As of as of December 31, 2012 a total of 105,943,185 shares of Fifth Street common stock were outstanding and 7,790,273 shares were reserved for issuance upon conversion of the $115.0 million of convertible senior notes outstanding as of December 31, 2012. The actual number of Fifth Street public stockholders will be ascertained through discovery.

28. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include the following:

a) Whether the Individual Defendants are engaging in self-dealing in connection with Proposal 3;

b) Whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Fifth Street;

c) Whether defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with Proposal 3 and the issuance of the Proxy, including the duties of good faith, diligence, honesty and fair dealing;

d) Whether the defendants, in bad faith and for improper motives, are attempting to dilute current stockholders and failing to provide stockholders with adequate information to understand the potentially dilutive effect of Proposal 3; and

e) Whether Plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

29. Plaintiff's claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

30. Plaintiff is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

31. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

32. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

33. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Claims for Breaches of Fiduciary Duties Against the Individual Defendants

34. Plaintiff repeats and realleges each allegation set forth herein.

35. The Individual Defendants have violated fiduciary duties of care, loyalty and good faith owed to the public stockholders of Fifth Street; and have acted to potentially put their personal interests ahead of the interests of Fifth Street stockholders.

36. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as part of a common plan, are attempting to dilute the holdings of Plaintiff and other members of the Class in Fifth Street without proper disclosure of the full impact of the dilution.

37. Moreover, the Individual Defendants have failed to fully disclose to Plaintiff and the Class all material information necessary to make an informed decision regarding Proposal 3.

38. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

39. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury if they are forced to vote on Proposal 3 without adequate information regarding its potentially dilutive effect.

40. Plaintiff and the members of the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

Claim Against Fifth Street for Aiding and Abetting the Individual Defendants' Breach of Fiduciary Duties

41. Plaintiff repeats and realleges each allegation set forth herein.

42. Fifth Street has acted and is acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Fifth Street public stockholders, and has participated in such breaches of fiduciary duties by allowing the issuance of a materially misleading and incomplete Proxy.

43. Fifth Street knowingly aided and abetted the Individual Defendants' wrongdoing alleged herein. In so doing, Fifth Street rendered substantial assistance in order to effectuate the Individual Defendants' plan to seek approval of Proposal 3 in the Proxy in breach of their fiduciary duties.

44. Plaintiff has no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action and certifying Plaintiff as class representative and Plaintiff's counsel as class counsel;

B. Declaring and decreeing that the Proxy was issued in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful;

C. Declaring that the Company aided and abetted the Individual Defendants in connection with the issuance of a materially misleading and incomplete Proxy;

D. Enjoining defendants from consummating the Shareholder Vote on Proposal 3, unless and until the Company provides adequate disclosure regarding its cost and effects to Fifth Street's stockholders;

E. Awarding Plaintiff and the Class appropriate damages;

F. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

G. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: February 19, 2013

WEISSLAW LLP

By: /s/ James E. Tullman
Joseph H. Weiss
James E. Tullman
Richard A. Acocelli
Michael A. Rogovin
1500 Broadway
16th Floor
New York, New York 10036
Tel.: (212) 682-3025
Fax: (212) 682-3010

Attorneys for Plaintiff John Mayer